March 11, 2009

JPMorgan Trust II

245 Park Avenue

New York, New York 10167

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement of JPMorgan Trust I (the “Trust”) on Form N-14 (the “Registration Statement”) with respect to JPMorgan Core Plus Bond Fund, JPMorgan Short Duration Bond Fund, JPMorgan Short Term Municipal Bond Fund (to be renamed the “JPMorgan Short-Intermediate Municipal Bond Fund”) and JPMorgan Core Bond Fund (collectively, the “Acquiring Funds”), each a series of the Trust, being filed by the Trust today under the Securities Act of 1933, as amended (the “Act”), relating to the proposed acquisition by the Acquiring Funds of substantially all of the assets of JPMorgan Bond Fund, JPMorgan Short Term Bond Fund, JPMorgan Tax Aware Enhanced Income Fund and JPMorgan Tax Aware Short-Intermediate Income Fund, each a series of JPMorgan Trust I (collectively, the “Trust I Acquired Funds”) and JPMorgan Intermediate Bond Fund, a series of the Trust (collectively with the Trust I Acquired Funds, the “Acquired Funds”), and the issuance of shares of beneficial interest of specified classes of the Acquiring Funds in connection therewith (the “Shares”), all in accordance with the terms of the proposed Agreement and Plan of Reorganization by and among the Trust, on behalf of the Acquiring Funds and JPMorgan Intermediate Bond Fund, and JPMorgan Trust I, on behalf of the Trust I Acquired Funds, in substantially the form included as Appendix B to the Proxy Statement/Prospectus that is part of the Registration Statement.

We act as counsel for the Trust and are familiar with the actions taken by its Board of Trustees to authorize the issuance of the Shares.  We have examined the Agreement and Plan of Reorganization, the Trust’s Declaration of Trust, as filed with the Secretary of the State of Delaware, and certain resolutions adopted by the Board of Trustees of the Trust with respect to the approval of the Agreement and Plan of Reorganization and the issuance of the Shares. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.  We have assumed the genuineness of the signatures on all documents examined by us, the authenticity of all documents submitted to us as originals and the conformity to the corresponding originals of all documents submitted to us as copies.

We have assumed, for purposes of this opinion, that, prior to the date of the issuance of the Shares, the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute a legal, valid and binding obligation of the parties thereto.

Based upon the foregoing, when issued in accordance with the Agreement and Plan of Reorganization, we are of the opinion that the Shares being registered have been duly authorized and upon receipt by the Trust of the authorized consideration therefor will be validly issued, fully paid and nonassessable.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP